UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 23, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

2

Conference Call – 2Q14 Results July 23, 2014

2 The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made. Disclaimer

3 Key Highlights - 2Q14 Pulp Market 2Q14 Results Cash Production Cost Indebtedness Net Result - 2Q14 Free Cash Flow 4 5 6 Agenda 7 8 9 10

Key Highlights 4 Operational Results Liability Management Net debt/Ebitda ratio stable at 2,4x in US$ and down to 2,3x in BRL; Reduction in cost of dollar-denominated debt from 4.7% p.a. (June/13) to 3.8% p.a. (June/14); Repurchase of 78% of Bond 2021, equivalent to US$ 430 million; Issuance of US$ 600 million in bonds due 2024 with a 5.25% coupon. Pulp Market Sales volume of 1.334 million tons in the quarter, 5% higher year-on-year; Pulp sales reached 5.265 million tons LTM, over 100% the production volume in the same period; 3% increase of BEKP global demand y-o-y (5M14 vs. 5M13). 2Q14: Net Revenues: R$ 1,694 million | EBITDA: R$ 594 million | EBITDA Margin: 35% LTM: Net Revenues: record of R$ 7,135 million | EBITDA: R$ 2,857 million | EBITDA Margin: 40%

Pulp Market 5 Shipments of Eucalyptus Pulp (1) Sales Distribution 2Q14 - Fibria (1) Source: PPPC World 20 – May 2014 NBSK vs. BHKP – Price (3) By region By end-use 5M14 vs. 5M13 Average spread: US$ 101 Spread June/14: US$ 184 (3) Source: FOEX | Average spread in the last 5 years. BHKP Scheduled Maintenance Downtimes - Brazil (000 t)(2) (2) Source: ABTCP and Fibria

Resultados - 2T14 6 EBITDA (R$ million) and EBITDA Margin (%) Cash Production Cost (R$/t) Pulp Production and Sales (000 t) Net Revenue (R$ million) LTM EBITDA of R$ 2,857 million. LTM record of R$ 7,135 million.

Cash Production Cost (R$/t) – 2Q14 7 Utilities results boosted by energy sales. LTM inflation (IPCA): 6.5% LTM average FX: 7.9% (2Q14: R$ 36/t I 1Q14: R$ 18/t I 2Q13: R$ 14/t) + 2.2%

Indebtdeness 8 Net Debt (Million) Total Debt and Interest Expenses (Million) Net Debt/EBITDA (US$) Net Debt/EBITDA (R$) Debt Amortization Schedule (R$ million) Average Tenor (months) and Cost of US$ Debt (%p.a.) Interest (R$)

Net Result (R$ million) – 2Q14 9 Bonds repurchase will provide annual savings of US$ 63 million in interest payments. (1) Includes other exchange rate and monetary variations. (1) Excluding the non-recurring events of bonds repurchase and BEFIEX tax credits, the 2Q14 net income would be R$ 139 million.

Free Cash Flow (1) (R$ million) - LTM 10 Does not include asset sales, expenses on bonds repurchase, expenses related to the REFIS on subsidiaries profits abroad and tax credits from the BEFIEX program. FCL yield = 9,5%

11 Investor Relations: Website: www.fibria.com.br/ir E-mail: ir@fibria.com.br Tel: +55 11 2138-4565